UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ASSET ENTITIES INC.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

04541A204
(CUSIP Number)

June 30, 2024
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No.    04541A204

1.	NAMES OF REPORTING PERSONS Elham Nejad
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	60,000(1)(2)
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	60,000(1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	On July 1, 2024, Asset Entities Inc. (the “Issuer”) effectuated a one (1)-for-five (5) reverse stock split (the “Reverse Stock Split”) of the Issuer’s issued and outstanding shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), and Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”). In connection with the Reverse Stock Split, the CUSIP number for the Class B Common Stock changed to 04541A204.

(2)	As of June 30, 2024, Elham Nejad was the record holder of 30,000 shares of Class B Common Stock of the Issuer, as adjusted due to the Reverse Stock Split. Kavous Sarkhani was the record holder of 30,000 shares of Class B Common Stock of the Issuer, as adjusted due to the Reverse Stock Split. Ms. Nejad and Mr. Sarkhani are married, and each could be deemed to be an indirect beneficial owner of the shares held by each other. Each of Ms. Nejad and Mr. Sarkhani disclaimed beneficial ownership of the shares held by each other.

(3)	The denominator of the fraction upon which this percentage is calculated is based on 1,630,603 shares of Class B Common Stock outstanding as of June 30, 2024, as adjusted due to the Reverse Stock Split. The numerator of the fraction upon which the percentage is calculated is based on the number of shares of Class B Common Stock that were beneficially owned by this Reporting Person.

Page 3 of 6 pages

CUSIP No.    04541A204

1.	NAMES OF REPORTING PERSONS Kavous Sarkhani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	60,000(1)(2)
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	60,000(1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%(3)
12.	TYPE OF REPORTING PERSON IN

Page 4 of 6 pages

CUSIP No.    04541A204

Item 1.

(a)	Name of Issuer: Asset Entities Inc.

(b)	Address of Issuer’s principal executive offices: 100 Crescent Ct, 7th Floor, Dallas, TX 75201

Item 2.

(a)	Name of person filing: This statement is being jointly filed by Elham Nejad, an individual, and Kavous Sarkhani, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The residence of the Reporting Persons is 13470 Black Hills Road, San Diego, CA 92129.

(c)	Citizenship: Each Reporting Person is a citizen of the United States.

(d)	Title of class of securities: Class B Common Stock, $0.0001 par value per share

(e)	CUSIP No.: 04541A204(1)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 5 of 6 pages

CUSIP No.    04541A204

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	60,000

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	60,000

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

Page 6 of 6 pages

CUSIP No.    04541A204

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024	/s/ Elham Nejad
Elham Nejad

/s/ Kavous Sarkhani
Kavous Sarkhani